UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                     Imperial Petroleum Recovery Corporation
                   -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   453079 10 5
                                 --------------
                                 (CUSIP Number)

                                 Paul R. Howarth
                                7 Larkside Court
                               Henderson, NV 89014
                            Telephone: (702) 451-3611
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 6, 1999
              -----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Howarth Family Trust dated 10/1/87

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                WC

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                Nevada

                         (7)     Sole Voting Power
         Number of                   0
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                1,510,247

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     0
           With
                         (10)    Shared Dispositive Power
                                  1,510,247

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,510,247(1)

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                8.18%(1)

(14)    Type of Reporting Person

                00

----------------
         (1) Represents: (a) 394,176 shares of Common Stock held by the Trust, and (b) 1,116,071 shares of Common Stock represented by a warrant dated October 6, 1999 exercisable within the next 60 days. All ownership percentages set forth in this Schedule 13D are based upon the Issuer's last reported number of shares of Common Stock outstanding: 16,947,419 shares.

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Paul R. Howarth

(2)     Check the Appropriate Box if a Member of a Group             (a)   /  /
                                                                     (b)   /  /
(3)     SEC Use Only

(4)     Source of Funds

                PF

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                     /  /

(6)     Citizenship or Place of Organization

                U.S.A.

                            (7)     Sole Voting Power
         Number of                       2,000
          Shares
        Beneficially        (8)     Shared Voting Power
         Owned By                        1,510,247
           Each
         Reporting          (9)     Sole Dispositive Power
          Person                         2,000
           With
                            (10)    Shared Dispositive Power
                                         1,510,247

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,512,247(2)

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                8.19%

(14)    Type of Reporting Person

                IN

------------------
            (2) Represents (a) 394,176 shares of Common Stock held by the Howarth Family Trust dated 10/1/87 ("Trust"), of which Mr. Howarth is a co-trustee; (b) 1,116,071 shares of Common Stock represented by a warrant held by the Trust dated October 6, 1999 exercisable within the next 60 days; and (c) 2,000 shares of common stock held by Mr. Howarth as custodian for his minor son. Mr. Howarth disclaims beneficial ownership of all of the shares of Common Stock.
(2)

         (2)  Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Imperial Petroleum Recovery Corporation (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 1970 S. Startpoint Drive Houston, TX 77032.


Item 2.  Identity and Background.

         (a) This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Paul R. Howarth ("Mr. Howarth"); and the Howarth Family Trust dated 10/1/87 ("Trust"). Mr. Howarth and the Trust are sometimes hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         Mr. Howarth is a co-trustee of the Trust. The business address of Mr. Howarth is 7 Larkside Court, Henderson, NV 89014. Mr. Howarth's principal occupation and employment is as a private investor.

         The Trust is a Nevada revocable trust. The business of the Trust is to serve as an estate planning vehicle. The address of the Trust is 7 Larkside Court, Henderson, NV 89014. Mr. Howarth is co-trustee of the Trust. Pursuant to Instruction C to Schedule 13D of the Act, other than Mr. Howarth, there are no other directors, executive officers or controlling persons of the Trust except for Kimberly Howarth, co-trustee, whose business address is the same as Mr. Howarth's and whose occupation is as a homemaker.

         (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Both of the natural persons identified in this Item 2 are citizens of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of the following: (a) the purchase by the Trust of 103,900 shares of Common Stock in open market purchases between May 25, 1997 and April 30, 2001, (b) the purchase by the Trust of
292,276 shares of Common Stock directly from the Issuer in a privately negotiated transaction pursuant to a purchase agreement dated June 24, 1999
("Purchase Agreement") not involving a public offering and accompanied by a registration rights agreement between the Trust and the Issuer dated December 6, 1999 ("Registration Rights Agreement") in which the Issuer granted certain registration rights with respect to such shares of Common Stock; and (c) the acquisition by the Trust of a warrant dated October 6, 1999 ("Warrant") covering an original 1,116,071 shares of Common Stock, subject to certain adjustments, issued pursuant to the terms of the Purchase Agreement.

         The source and amount of the funds used by the Trust to purchase the shares of Common Stock are as follows:

REPORTING PERSON                  SOURCE OF FUNDS            AMOUNT OF FUNDS

Trust                             Working capital             $710,719.95

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. Each of the Reporting Persons intends to review continuously his or its equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the applicable Reporting Persons may determine to increase or decrease its equity interest in the Issuer by acquiring additional shares of Common Stock or warrants therefor (or exercising warrants therefor for shares of Common Stock in accordance with the terms and conditions of such Reporting Person's respective Warrant Purchase Agreement) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so. In addition, in connection with the Issuer's current need for additional capital, the Reporting Persons have engaged in discussions with respect to a possible privately negotiated investment in the Issuer which may be a purchase of additional common stock, a loan or a direct investment in certain assets of the Issuer, or a combination of all, and which may or may not involve one or more additional accredited individual or institutional investors or lenders. Discussions are at a preliminary stage and consummation of any such additional investment would be subject to a number of conditions which are customary for such transactions. There can be no assurance that any such investment or financing will occur.

         Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals that relate to or would result in any of the following, although each of them reserves the right to develop such plans or proposals in the future:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capital or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)  Changes  in  the  Issuer's   charter,   bylaws,   or   instruments
corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those set forth in (a) through (i) above.

Item 5.  Interest in Securities of the Issuer.

         (a) Number and percentage of shares of common stock owned.

         As of the date hereof, the Trust beneficially owns 1,510,247 shares of Common Stock (8.18% of the issued and outstanding shares of Common Stock). Mr. Howarth, because of his position as Trustee of the Trust, and as custodian for his minor son, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,512,247 shares of Common Stock (8.19% of the issued and outstanding shares of Common Stock). Mr. Howarth disclaims beneficial ownership of all shares of Common Stock.

         (b) Sole or shared power to vote, direct the vote, dispose or direct the disposition.

              (i) As of the date hereof, Mr. Howarth has the sole power to vote and direct the vote of 2,000 shares, or less than 0.001%, of the outstanding Common Stock, and the Trust has no sole power to vote, direct the vote, or to dispose or, and direct the disposition, of any shares of Common Stock.

              (ii) As of the date hereof, Mr. Howarth and the Trust have the shared power to vote and direct the vote, of 1,510,247 shares, or 8.18% percent, of the outstanding shares of Common Stock, and to dispose or, and direct the disposition of, 1,510,247 shares, or 8.18% percent, of the outstanding shares of Common Stock.

         (c) On the dates set forth below, the Trust purchased an aggregate of 103,900 shares of Common Stock in open market purchases at the respective prices set forth below:



------------------------- ----------------------- ----------------------- ----------------------- -----------------------
       Purchaser                   Date              Number of shares        Price per share        Where transaction
                                                                                                         effected
------------------------- ----------------------- ----------------------- ----------------------- -----------------------

         Trust                   5/29/97                   3,000                  $0.625               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   6/5/97                    2,500                  $0.719               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   3/11/98                   2,500                  $0.719               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   3/11/98                   1,000                  $0.719               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   3/16/98                   2,500                  $0.719               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   3/24/98                   2,500                  $0.781               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   3/25/98                  15,000                  $0.8125              Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   3/25/98                  15,000                  $0.844               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/1/98                    5,000                  $0.750               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/1/98                    5,000                  $0.750               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/2/98                    2,500                  $0.781               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/2/98                      500                  $0.781               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/3/98                   10,000                  $0.810               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/7/98                    5,000                  $0.750               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/8/98                    5,000                  $0.781               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/16/98                  15,000                  $0.781               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/16/98                   5,000                  $0.814               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/17/98                   5,000                  $0.8125              Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/18/01                     900                  $1.10                Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------
         Trust                   4/30/01                   1,000                  $0.900               Open Market
------------------------- ----------------------- ----------------------- ----------------------- -----------------------

On June 24, 1999, the Trust purchased 292,276 newly issued shares of Common Stock for $2.138 per share directly from the Issuer in a privately negotiated transaction not involving a public offering. The transaction was consummated pursuant to the Purchase Agreement referred to in Item 6 at the Issuer's office. In addition, also pursuant to the Purchase Agreement, on October 6, 1999 the Trust acquired the Warrant described in Item 6. Except as set forth in this Item 5, the Reporting Persons have effected no transactions in the Common Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The matters set forth in Items 2 and 3 are incorporated into this Item 6 by reference as if fully set forth herein.

         Pursuant to a purchase agreement dated June 24, 1999 ("Purchase Agreement") the Trust purchased directly from the Issuer 292,276 shares of Common Stock in a privately negotiated transaction for the price of $2.138 per share accompanied by a registration rights agreement between the Trust and the Issuer dated December 6, 1999 ("Registration Rights Agreement") in which the Issuer granted to the Trust certain registration rights with respect to such shares of Common Stock. In addition, also pursuant to the Purchase Agreement, the Trust acquired from the Issuer a warrant dated October 6, 1999("Warrant") covering an original 1,116,071 shares of Common Stock, subject to certain adjustments provided for in the Warrant. The Reporting Persons have not received any certificate from the Issuer describing the occurrence of events operating to adjust the number or shares or exercise price of the Warrant. The Warrants, in original form, are exercisable for $3.00 per share, and expire as to all shares on October 6, 2003. The 292,276 shares of Common Stock purchased from the Issuer and the shares underlying the Warrant are entitled to registration rights under the Registration Rights Agreement.

         On or about April 18, 2001 and April 30, 2001, the Trust sold 900 and 1,000 shares of the Common Stock, respectively, to Mr. Howarth as custodian for the benefit of his minor son, for a total price of $2,014.80.

         Except as set forth therein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 -- Joint Filing Agreement among the Reporting Persons, dated June 13, 2001.

         Exhibit 2 - Purchase Agreement between the Trust and the Issuer dated June 24, 1999.

         Exhibit 3 - Registration Rights Agreement between the Trust and the Issuer, dated December 6, 1999.

         Exhibit 4 - Warrant issued by the Issuer to the Trust dated October 6, 1999.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 13, 2001

                                              HOWARTH FAMILY TRUST DATED 10/1/87


                                              By:  /s/ Paul R. Howarth
                                                 ------------------------
                                                 Paul R. Howarth, Trustee


                                                   /s/ Paul R. Howarth
                                                 ------------------------
                                                 Paul R. Howarth